Exhibit 99.1

For immediate release

PreMD’s New LungAlert™ Test Format Presented at the 2006
AACC Annual Meeting

Toronto, Ontario (July 27, 2006) - - PreMD Inc.’s (TSX: PMD; Amex: PME) new, patent-pending test format for LungAlert™ can be easily processed using standard, automated laboratory equipment, according to data presented today at the American Association for Clinical Chemistry Annual Meeting in Chicago, Illinois.

LungAlert is a non-invasive test that detects a cancer-associated sugar in a sputum (phlegm) sample. The patient produces the sputum by coughing into a cup. The sample is treated with PreMD’s proprietary test, which produces a color change reaction that is read with a spectrophotometer, or color reader, to quantify the results.

“This new, microwell-based format is designed for rapid processing in an automated, high volume laboratory environment, which should help to increase LungAlert’s market appeal and broaden opportunities for the technology,” said Dr. Michael Evelegh, Executive Vice President, Clinical and Regulatory Affairs of PreMD. “The microwell method could also be applied in the diagnosis of other cancers from which fluids or mucus secretions can be obtained, such as breast, colorectal, cervical and prostate cancers.”

The abstract presented by Dr. Evelegh was A Microwell-Based Galactose Oxidase-Schiff’s Assay for Thomsen-Friedenreich Antigen in Diagnosis of Lung Cancer, authored by G. Cox and J. Miller, of McMaster University, Hamilton, Ontario, and R. Zawydiwski, M. Evelegh and C. Carte, of PreMD. The abstract is available online at www.premdinc.com, in the Clinical Research section.

The AACC is an international scientific/medical society that provides leadership in advancing the practice and profession of clinical laboratory medicine and its role in improving health care.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are licensed worldwide to McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark

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For more information, please contact:
Ron Hosking
Chief Financial Officer
Tel: 416-222-3449
Email: rhosking@premdinc.com